OMB APPROVAL
OMB Number: 3235-0145

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3 )*

FlexShopper, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

032904 10 4

(CUSIP Number)

Steven Morse, Esq., Morse & Morse, PLLC., 1400 Old Country Road, Westbury, NY 11590 (516-487-1446)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 SCHEDULE 13D

CUSIP No. 33939J 105	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George Rubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,259,927
	8	SHARED VOTING POWER 262,000
	9	SOLE DISPOSITIVE POWER 3,259,927
	10	SHARED DISPOSITIVE POWER 262,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,521,927
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X] Excludes shares owned by his son, Morry F. Rubin.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% - Common* [6.4% voting capital stock)**
14	TYPE OF REPORTING PERSON* IN

* Based upon 52,034,907 common shares outstanding as of September 30, 2015, plus Mr. Rubin’s warrants to purchase 666,668 shares.

** Based upon 54,664,329 common shares outstanding for voting purposes, which includes 52,034,907 common shares, 666,668 common shares issuable upon exercise of warrants owned by him and 339,125 preferred shares outstanding with the voting rights of 1,962,754 shares.

 SCHEDULE 13D

CUSIP No. 33939J 105	Page 3 of 4 Pages

Item 1. Security and Issuer

This statement relates to the Common Stock of FlexShopper, Inc., formerly known as Anchor Funding Services, Inc. (the “Issuer”). The Issuer’s executive office is located at 2700 North Military Trail, Suite 200, Boca Raton, FL 33431.

Item 2. Identity and Background

(a)	George Rubin

(b)	c/o FlexShopper, Inc.

2700 North Military Trail, Suite 200, Boca Raton, FL 33431

(c)	Director of the Issuer; private investor
(d)	Not applicable.
(e)	Not applicable.
(f)	USA

Item 3. Source and Amount of Funds or Other Consideration

Personal Funds – see item 5(c).

Item 4. Purpose of Transactions

(a)	- (j) Not applicable.

The Reporting Person has acquired the securities covered by this schedule for investment purposes only, notwithstanding the fact that Mr. Rubin was formerly a director of the Issuer. The Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in item 4 of Schedule 13D other than those announced by the issuer in previously filed Form 8-K filings made before the date hereof. The Reporting Person may at any time review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

3

 SCHEDULE 13D

CUSIP No. 33939J 105	Page 4 of 4 Pages

Item 5. Interest in Securities of the Issuer

(a) - (b) As of September 30, 2015, the Issuer has outstanding 52,034,907 shares of Common Stock and 339,125 shares of Series 1 Preferred Stock with the voting rights of 1,962,754 common shares. Of the foregoing shares of Common Stock, the reporting person beneficially owns 3,259,927 shares of Common Stock, representing 6.2% of the outstanding Common Stock, and 6.0% of the voting capital stock. The reporting person has the sole power to dispose and vote of 3,259,927 shares of Common Stock owned by him. George Rubin and his daughter-in-law have the shared power to vote and dispose of 262,000 shares held in trusts for the benefit of Mr. Rubin’s three minor grandchildren, which 262,000 shares bring his total beneficial ownership up to 3,521,927 shares or 6.7% of the outstanding common shares and 6.4% of the voting stock.

(c) On or about November 30, 2015, Mr. Rubin transferred 1,375,000 shares to a third party unrelated to Mr. Rubin and not affiliated with the Issuer.

(d) - (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Not applicable.

Item 7. Materials to be filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 30, 2015

Signature By:	/s/George Rubin
George Rubin